Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Amendment 1 to Registration Statement on Form F-3 of Brookfield Renewable Partners L.P. of our report dated March 7, 2018, except for the fourth paragraph in Note 18, as to which the date is March 15, 2019, with respect to the consolidated statement of operations, comprehensive loss, stockholders’ equity, and cash flows of TerraForm Power, Inc. and subsidiaries for the year ended December 31, 2017, and the related notes, which report appears in the annual report on Form 20-F, as amended by Amendment No. 1 on Form 20-F/A, of Brookfield Renewable Partners L.P. for the year ended December 31, 2019. We also consent to the reference to our firm under the heading “Experts” in the prospectus that is part of the Registration Statement.

/s/ KPMG LLP

McLean, Virginia

June 22, 2020